UNITED STATES
                                  --------------
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 13D/A
                                 ---------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 2)*
                               ------------------


                          FlashNet Communications, Inc.
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   338527 10 4
                                   -----------
                                 (CUSIP Number)

                                 Alan B. Perper
                           Fourteen Hill Capital, L.P.
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 5, 1999
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

------------------------                                 ----------------------
CUSIP No. 338527 10 4                13D                    Page 2 of 5 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Fourteen Hill Capital, L.P.

              Fourteen Hill Management, LLC

              Point West Capital Corporation

------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            600,266 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  600,266 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              600,266 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN, OO, CO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 338527 10 4                13D                    Page 3 of 5 Pages
------------------------                                 -----------------------

                  This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed on March 25, 1999 , as amended by Amendment No. 1 to Schedule 13D filed on September 23, 1999 ( as amended, the "Schedule 13D"). This Amendment No. 2 is being filed solely to report shares of Common Stock sold by the reporting persons and entities with which it may share beneficial ownership. Capitalized terms used in this Amendment No. 2 and not defined are used as defined in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

                  Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

                  Fourteen Hill Capital, L.P., General Partner and Member are the beneficial owners of 600,266 shares of FlashNet's Common Stock (or approximately 4.3% of its outstanding shares based on FlashNet's most recent Form 10-Q). Fourteen Hill Capital, L.P., General Partner and Member share the power to vote and dispose of all these shares.

                  Except as set forth above, neither Fourteen Hill Capital, L.P., nor General Partner, nor Member nor, to the best knowledge of Fourteen Hill Capital, L.P., General Partner and Member, any director or executive officer of Fourteen Hill Capital, L.P., General Partner or Member beneficially own any of the FlashNet Common Stock.

                  During September 1999, Fourteen Hill Capital sold 334,700 Shares as detailed on Schedule 1. All such sales were effected on the Nasdaq Stock Market through brokers.

                  From October 5, 1999 through October 11, 1999 Fourteen Hill Capital sold 185,300 Shares as detailed on Schedule 1. All such sales were effected on the Nasdaq Stock Market through brokers.

                  On or before October 11, 1999, the reporting persons ceased to beneficially own more than 5% of the outstanding FlashNet Common Stock.

-------------------------                              -------------------------
CUSIP No. 338527 10 4                   13D                   Page 4 of 5 Pages
-------------------------                              -------------------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  October 11, 1999


                                     FOURTEEN HILL CAPITAL, L.P.
                                     By: Fourteen Hill Management,LLC,
                                         its general partner


                                     /s/ALAN B. PERPER
                                     -----------------------------------
                                     By: Alan B. Perper, its President



                                     FOURTEEN HILL MANAGEMENT, LLC


                                     /s/ALAN B. PERPER
                                     -----------------------------------
                                     By: Alan B. Perper, its President



                                     POINT WEST CAPITAL CORPORATION


                                     /s/ALAN B. PERPER
                                     ------------------------------------
                                     By: Alan B. Perper, its President

-------------------------                              -------------------------
CUSIP No. 338527 10 4                   13D                   Page 5 of 5 Pages
-------------------------                              -------------------------


                           Schedule 1 to Schedule 13D
                           --------------------------


     Information with respect to shares sold by Fourteen Hill Capital, L.P.


        Transaction Date             Shares            Average Price
        ----------------             ------            -------------
            9/13/99                  300,000            $11.0958
            9/21/99                    3,200            $10.0000
            9/22/99                    2,500            $10.0000
            9/23/99                   29,000            $10.4554
           10/05/99                   50,000.            $8.0656
           10/06/99                   20,300             $8.2500
           10/07/99                   47,000             $8.0266
           10/08/99                   52,500             $8.0000
           10/11/99                   15,500             $8.3750
                                     -------
                             Total   520,000
                             -----   -------